NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

Amazon.com, Inc.

Name of person relying on exemption:

New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Script for remarks at April 13, 2021, webinar, “Racial Equity Audits: A Critical Tool for Shareholders” by New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund.

Remarks by New York State Comptroller Thomas P. DiNapoli at SEIU Capital Stewardship Program and CtW Investment Group Webinar Entitled “Racial Equity Audits: A Critical Tool for Shareholders”

Albany, NY – Tuesday, April 13, 2021

Remarks as prepared for delivery

Good afternoon and thank you, Tejal. I want to thank today’s event sponsors, SEIU and CtW Investment Group. Thank you for all your excellent work on the issue of racial justice on behalf of the working people you represent.

Last spring, I joined many of you on a webinar during a very trying time for our country. We were in the early stages of a pandemic threatening the health and safety of our loved ones, and especially, our frontline workers.

At that time, none of us could have imagined the extent of the coming, and long overdue, national reckoning over racial injustice and institutionalized inequality that followed last summer’s murder of George Floyd. Tragically, as we gather today, we confront yet another police killing of an unarmed black man, Daunte Wright, during a traffic stop in Minnesota, mere miles from the courthouse where the murder trial of Derek Chauvin, the officer who killed George Floyd, is being held.

The Black Lives Matter movement has elevated the sense of urgency in finding redress for the unfair treatment of Black people throughout the U.S. Many individuals and institutions of society are in a time of deep self-examination on the issue of racism. This includes Corporate America.

Following George Floyd’s death, and the public outcry over the killings of other Black men and women, many corporations spoke out against racial injustice and made commitments to address racial inequities.

Issues of racial equity, including civil rights, diversity and inclusion, are critical issues for the economy and for the companies we invest in. That is because racial inequity is harming the economy as a whole.

Citigroup research suggests that the US economy lost $16 trillion over the past 20 years because of discriminatory policies surrounding Black wages, education, housing, and investment. And research by the W.K. Kellogg Foundation concludes that by 2050, our country stands to realize an $8 trillion gain in GDP by closing the U.S. racial equity gap.

I believe that companies, now more than ever, face increased risks when their corporate policies, practices, products, or services are, or are perceived to be, discriminatory, racist, or increasing inequities. By contrast, companies that foster diversity are more likely to outperform their less diverse peers, and companies that develop a culture of inclusion, equity and belonging are better positioned to drive long-term value for shareholders.

It’s valuable for investors to encourage their portfolio companies to assess how their corporate policies, practices, and products impact civil rights, equity, diversity and inclusion, and how those impacts could affect the company. That’s why we are here today.

Importance of Racial Equity Audits

I believe racial equity audits can be a critical tool for companies to address the risks and opportunities posed by civil rights, equity, diversity and inclusion-related issues.

A racial equity audit should determine at least three things:

•	First, whether a company’s policies, practices, and products are equitable and nondiscriminatory for employees, customers, and the communities in which they operate.

•	Second, whether any changes to existing programs or new measures or initiatives, would help a company become more equitable and inclusive.

•	And lastly, whether a company has sufficient mechanisms in place to monitor effectiveness.

Additionally, a racial equity audit should be an independent review conducted by a third party. Discrimination can be deep-seated and structural within organizations. That’s why an independent review would ensure an objective examination that could address any potential blind spots or implicit biases.

In recent years, we have seen many companies use this critical tool, including Facebook, Starbucks, and Airbnb. As the result of the audits, those companies have made numerous changes to their corporate policies and practices. For example, Starbucks announced various initiatives to “foster an internal culture of equity and inclusion, and engage with our communities in more meaningful ways.” They have required implicit bias training for employees, and set corporate diversity goals and tied those to compensation incentive for executives.

And, just recently, we learned that BlackRock will complete a racial equity audit, and Morgan Stanley will be taking action as well. I would like to thank CtW and SEIU for their efforts on these fronts.

Racial equity audits are becoming a standard tool for companies. I believe companies can only benefit from undertaking this assessment and using it to enhance long-term value for shareholders.

Amazon Shareholder Proposal

That’s why I filed a shareholder proposal at Amazon requesting its board of directors commission a racial equity audit analyzing the company’s impacts on civil rights, equity, diversity and inclusion, and the impacts of those issues on Amazon's business.

After filing the proposal, Amazon attempted to block shareholders from voting on the proposal, stating the topic did not raise significant policy issues and was a matter of “ordinary business.” I am happy to say the Securities and Exchange Commission staff did not agree with Amazon’s request and the proposal will be going to a vote at the company’s annual meeting.

This is an important step because Amazon needs to show they are doing more than just talking the talk when it comes to taking a stand against systemic racism. Although Amazon has taken a number of supportive measures on racial equity, civil rights, diversity and inclusion, I believe that the pattern and magnitude of issues repeatedly facing the Company demonstrate the need for a more in-depth review.

In May 2020, Amazon tweeted its solidarity with the fight against systemic racism. However, as many Amazon investors are aware, the company has faced mounting controversies, and the company’s actions have been criticized as inconsistent with that pledge. Concerns related to workforce diversity, treatment of minority workers, environmental justice in communities of color, surveillance and civil rights, are just some of the controversies that have troubled Amazon.

While Amazon has said it’s already addressing these issues by providing a list of policies and actions, the company has not reported to investors the effectiveness - or the process for completing – its ongoing policy review. Furthermore, internal, self-reviews have the potential to reinforce current structural impediments and biases. Which is why it’s necessary for an independent assessment led by auditors who are experienced in rooting out biases and discrimination.

Lastly, Amazon states that it is conducting a “human rights assessment” and therefore there is no need for a racial equity audit. I would like to note that companies like Starbucks, which completed similar human rights assessments, still faced reputational risks and controversies related to their failure to address issues related to discrimination, equity, diversity, and inclusion. A human rights assessment is not the same as an independent racial equity audit, and shareholders should be wary of equating the two.

I believe now is the time for Amazon to step up and take an unbiased look at how it's addressing racial justice and equity, just as other major corporations have. Amazon can only benefit by studying these issues and developing a plan to address them, mitigate the associated risks, and ensure that its policies and actions truly align with its words.

I encourage all Amazon shareholders to support this proposal at the company’s Annual Meeting this spring.

Again, thank you to CtW and SEIU for today’s webinar and for your work on this incredibly important issue. As New York State Comptroller, I will continue to work to help foster greater diversity at the companies in which the New York State Common Retirement Fund invests, confident that companies that develop a culture of inclusion, equity and belonging are more likely to outperform their less diverse peers, and better positioned to drive long-term value for our Fund and other shareholders.